TORM VOTE

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Using a **black ink** pen, mark your votes with an **X** as shown in this example.
Please do not write outside the designated areas. X

FORM OF PROXY

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A ORDINARY BUSINESS — The Board of Directors recommend a vote FOR Resolutions 1-4.

Resolution	For	Against	Withheld
Resolution 1 - (adoption of Annual Report and Accounts)	☐	☐	☐
Resolution 2 - (Remuneration Report)	☐	☐	☐
Resolution 3 - (reappointment of Deloitte LLP)	☐	☐	☐
Resolution 4 - (fix remuneration of the auditors)	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

FORM OF PROXY – TORM PLC

TORM PLC Annual General Meeting on Thursday, 11 April 2019 at 12:00 noon (BST) at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom

For use by shareholders at the Annual General Meeting to be held on 11 April 2019

Appointment of Proxyholder

I/We, the undersigned shareholder(s) of the Company hereby appoint:

1 the Chairman of the Meeting, Jacob Meldgaard; or

2 (name and address of proxy in capital letters)

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom on 11 April 2019 at 12:00 noon (BST) and at any adjournment thereof.

Please indicate with an "X" in the appropriate boxes below how the proxy should vote and then sign on the next page. If no specific direction as to voting is given, the proxy may vote or abstain at his discretion.

C Non-Voting Items

Change of Address – Please print new address below.

Comments – Please print your comments below.